Exhibit 2.1
April 30, 2007
USA Petroleum Corporation
905 Rancho Conejo Blvd.
Newbury Park, CA 91320
Attention: Kris Qualls, Esq.
     Re: Purchase and Sale Agreement and Joint Escrow Instructions
Dear Mr. Qualls:
     Reference is made to the Purchase and Sale Agreement and Joint Escrow Instructions (the “Agreement”) dated January 26, 2007, between Tesoro Refining and Marketing Company (“Purchaser”) and USA Petroleum Corporation, USA Gasoline Corporation, Palisades Gas and Wash, Inc. and USA San Diego, LLC (collectively “Sellers”). The purpose of this letter agreement is to set forth certain additional agreements between the parties to reflect changes to the Agreement. Terms used in this letter agreement which are not defined shall have the same meaning as given to such terms in the Agreement.
     The parties in consideration of the mutual promises and covenants herein set forth, agree as follows:
          1. Site #879 located at 1027 Stowell Rd. in Santa Maria, California shall be deleted from Exhibit A to the Agreement and from Exhibit A to the Letter Agreement executed by Sellers and Purchaser dated January 26, 2007, not be conveyed to Purchaser at Closing and the Purchase Price shall be reduced by $3,600,000. The revised Exhibit A to the Agreement and the revised Exhibit A to the January 26, 2007, Letter Agreement are attached hereto as Exhibit 10. The condition to Closing listed in Section 3.4.1.15 of the Agreement shall not apply as a result of the deletion of Site #879. Site #879 shall be added to Exhibit 1 to the Trademark License Agreement (Exhibit Q). The revised Exhibit 1 to Exhibit Q is attached hereto as Exhibit 11.
          2. Site #800, the Road Forks, New Mexico terminal located at 1-10/Hwy 80, Exit 5, shall be deleted from Exhibit A to the Agreement and from Exhibit A to the Letter Agreement executed by Sellers and Purchaser dated January 26, 2007, not be conveyed to Purchaser at Closing and the Purchase Price shall be reduced by $5,000,000.
          3. Purchaser withdraws Notices given to Sellers pertaining to Site #127, #222 and #841 and such Sites shall remain on Exhibit A of the Agreement and be acquired by Purchaser at Closing.

USA Petroleum Corporation
April 30, 2007

          4. Site #222 located at 122 S. Blosser, Santa Maria, California shall be listed as vacant land/future site on Exhibit A to the Agreement.
          5. The street address of Site #873 as listed on Exhibit A to the Agreement and the Letter Agreement executed by Sellers and Purchaser dated January 26, 2007, shall be changed to reflect that the correct street spelling is Carrillo.
          6. Sellers have directed Purchaser to pay the balance of the Purchase Price as well as any other sums due Sellers at Closing to the Escrow Holder by wire transfer. Section 2.2.2 of the Agreement is revised to state that the Purchase Price Balance shall be delivered to a bank account designated by Escrow Holder.
          7. Section 3.4.1.18 of the Agreement provides an election to Sellers to deliver to Purchaser at Closing either Deeds of Trust of the value or cash in the amount of $5,000,000. The Sellers have elected to fund their obligation under this Section of the Agreement by cash and desire to fund such amount out of the Purchase Price to be paid by Purchaser to Escrow Holder at the Closing. Sellers and Purchaser agree and instruct Escrow Holder to wire transfer to Purchaser at the Closing, the sum of $5,000,000 from the Purchase Price balance held in Escrow by Escrow Holder. Such wire transfer shall be made by Escrow Holder into a bank account designated by Purchaser and shall be made prior to any distribution of the Purchase Price balance from Escrow to Sellers. Separately, Sellers shall wire into Escrow the original Earnest Money Deposit of $5,000,000.
           8. Section 1.4 of the Agreement dealing with debranding of the Branded Sites shall be modified to add the following: Sellers shall use their best commercial efforts to accomplish termination of the Shell agreements for the Shell Branded Sites and to soft brand such Sites by May 1, 2007. Purchaser agrees to pay following Closing the lesser of $250,000 or 1/2 of the cost paid by Sellers for termination of the Shell agreements for the Shell Branded Sites. Sellers shall submit an invoice with supporting documentation of such termination payment.
          9. The lease by USA Gasoline Corporation to Pragnesh Desai, et al. in Port Hueneme, California listed on Exhibit D to the Agreement shall be deleted from such exhibit.
          10. The third line of Section 3.2.2 concerning Purchaser’s delivery of documents into Escrow is revised to change “five (5) days after execution of this Agreement” to be “one (1) business days prior to the Closing Date”.
          11. The first and second lines of Section 3.2.1 concerning Sellers’ delivery of documents into Escrow is revised to change “five (5) business days prior to the Closing Date” to be “one (1) business days prior to the Closing Date”.

USA Petroleum Corporation
April 30, 2007

          12. Section 8.1.2 of the Agreement shall be revised to state that in lieu of the requirement for Notice of Adverse Title Exceptions to be given thirty (30) days after the receipt of each PTR, all Notices of Adverse Title Exceptions shall be given or have been given on or before March 31, 2007.
          13. Article 22 of the Agreement shall be revised so as to delete Alcoholic Beverage Consulting Service and substitute Liquor License Specialists as the entity that Sellers and Purchaser agree to use for assistance and escrow in transfer of Liquor Licenses, the defined term “ABC” shall be deleted and the defined term “ABC Escrow Holder” shall be changed to “Liquor License Escrow Holder”.
          14. The method and procedure to be used in Exhibit BB of the Agreement for determining value and quantity of Sellers petroleum products and ethanol inventory in Kinder Morgan and Valero terminals on the Closing Date shall be as follows:
Northern California (Includes Terminals: Valero – Benicia; Kinder Morgan – San Jose; Kinder Morgan – Chico; Kinder Morgan – Fresno; Valero – Stockton; Kinder Morgan – Sacramento)
Petroleum product inventory price per gallon will be based on [**CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 240.24b-2 AND 17 C.F.R. § 200.80**]
Ethanol product inventory price per gallon will be based on [**CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 240.24b-2 AND 17 C.F.R. § 200.80**]
Southern California (Includes Terminals: Kinder Morgan – Gatx; Kinder Morgan – Colton; Kinder Morgan – Imperial; Kinder Morgan – Mission Valley)
Petroleum product inventory price per gallon will be based on [**CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 240.24b-2 AND 17 C.F.R. § 200.80**]
Ethanol product inventory price per gallon will be based on [**CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 240.24b-2 AND 17 C.F.R. § 200.80**]

USA Petroleum Corporation
April 30, 2007

Inventory Volume
Inventory volume shall be the amount shown by Kinder Morgan opening gauge as Sellers volume at the respective terminal on the Closing Date. Purchaser and Sellers shall have the right to review and or audit the quantity shown by Kinder Morgan as the opening gauge on the Closing Date together with the right to challenge the quantity shown as belonging to Sellers. Purchaser shall pay for only that volume which Kinder Morgan agrees can be delivered to Purchaser on or immediately following the Closing.
          15. Exhibit CC, Liquor Licenses is revised to correct error in License Number for the following Sites with the correct number being set forth below:

Site	State	Lic#
3572	CA	395672
3623	CA	395649
3713	CA	395669
A revised Exhibit CC is attached hereto as Exhibit 9.
          16. Purchaser shall grant Sellers an access easement across a portion of Site #870 and Sellers shall reserve in the Deed to Purchaser an access easement across a portion of Site #59, both easements to be in a location and description mutually agreed upon by Purchaser and Seller.
          17. Exhibit F is revised to change the deposit for Station #81 to $2,666.66 and to change the deposit for Station #120 to $0.00. A revised Exhibit F is attached hereto as Exhibit 12.
          18. Purchaser and Sellers agree that utilities to the Sites shall not be terminated by Sellers and that Purchaser shall make all reasonable efforts to have utilities transferred to Purchaser effective May 1, 2007. To the extent that Sellers receive a utility billing for service provided after April 30, 2007, Purchaser agrees to reimburse such amounts within 5 days of notice from Sellers accompanied by a copy of the billing.
          19. Purchaser and Sellers have agreed to waive the requirement in the Agreement that a best copy of Sellers original leases be furnished to Escrow Holder as part of Closing documents.
          20. Purchaser and Sellers agree that the physical transfer of Sites shall take place May 1, 2007 at 12:01 AM Pacific Time for California and Washington Sites and 12:01 AM Mountain Time for New Mexico Sites. Section 16.7 of the Agreement shall be revised to state that Sellers will pay all wages,

USA Petroleum Corporation
April 30, 2007

salaries, bonuses and other sums due each employee through Midnight April 30, 2007 and that Purchaser shall pay all wages, salaries, bonuses and other sums due each employee commencing after Midnight April 30, 2007.
          21. Purchaser and Sellers agree that Sellers shall pay all rental due to third party lessors of the Sites for the month of May and that Purchaser shall add such rental amounts to the Purchase Price to be paid at Closing. In addition, Purchaser and Sellers agree that the $5,000 May rental payment in connection with the Warehouse Lease shall be added to the Purchase Price to be paid at Closing. Purchaser and Sellers likewise agree that any rental income from third party lessees at the Sites paid to Sellers for the month of May shall be remitted to Purchaser as a post-Closing adjustment and Sellers shall provide supporting documents for such payments and an accounting of any payments not made to Sellers. A listing of all third party lessors and lessees of Sellers and monthly amounts for such leases is attached hereto as Exhibit 1.
          22. Purchaser and Sellers have agreed to a post-Closing lease whereby Sellers shall lease to Purchaser certain property at 1291 E. 9th St., Pomona, California for vehicles and construction/maintenance equipment. The space to be leased and the terms and conditions of such lease are set forth in the Lease attached hereto as Exhibit 2.
          23. Purchaser and Sellers have agreed to the purchase and sale of certain items of personal property as listed on the attached Exhibit 3 for the sum of $246,000. Purchaser shall add such sum to the Purchase Price Balance to be paid at Closing.
          24. Sellers have agreed to allow Purchaser to have temporary use of space designated and approved by Sellers in Sellers Newbury Park, California office for a period not to exceed two weeks. Such space is provided for transition of the purchase and sale transaction. Purchaser shall be liable for its employees occupying such space.
          25. Section 1.1.1.11 of the Agreement is changed to read as follows: All Sellers trade dress at the Sites, and all items in Sellers’ warehouses that are suitable and may be used by Purchaser for hard rebranding of the Branded Sites (as defined in Section 1.4 below) to the USA Petroleum brand post-Closing.
          26. Notwithstanding the Assignment and Assumption Agreement of Permits and Contracts, which purports to assign certain contracts and permits identified therein, the parties agree that the Sellers shall not be liable should any of such permits or contracts be deemed unassignable by the appropriate authority.
          27. The Baseline Condition at each Site is to be established in accordance with Section 7.2 of the Agreement and Purchaser and Sellers have relied upon certain environmental reports in establishing the Baseline Condition. Exhibit 4 lists those reports that Sellers and Purchaser have relied upon.

USA Petroleum Corporation
April 30, 2007

          28. Sellers are required by the terms of certain of the Leases to be assigned to Purchaser to obtain consent to the assignment. Notwithstanding any language that may be contained in any such consent whereby Sellers and Purchaser agree to be jointly and severally liable to the landlord for any lease obligation including but not limited to environmental condition or remediation obligation, the Purchaser and Sellers agree that the covenants, obligations and rights of Purchaser and Sellers are and remain those as established by and set forth in the Agreement and that the Agreement shall control as between Purchaser and Sellers over any landlord consent to assign document.
          29. To obtain consent to assign the lease for Site #831, Purchaser and Sellers had to agree to record a lot line adjustment by November 1, 2007. As between Purchaser and Sellers, this obligation shall be the obligation of Sellers to be performed at the sole cost of Sellers.
          30. Sellers agree to cause the removal of all of Sellers’ trademarks, service marks, and names from the Site operated by Zahid Shah, located at 145 S. 10th, Santa Paula, CA. 93060, within 6 months of Closing. Pursuant to Section 10 of the Trademark License Agreement (Exhibit Q to the Agreement), Purchaser agrees to consent to a sublicense, in a form mutually agreed upon by Purchaser and Sellers, between one or more of the Sellers and Zahid Shah giving Zahid Shah the right to use such trademarks, service marks, and names at the Site operated by Zahid Shah for a 6 month period following Closing.
          31. Notwithstanding any Assignment and Assumption Agreement entered into between Sellers and Purchaser, or one of Purchaser’s Affiliates, which purports to assign any license to Purchaser, or one of its Affiliates, that permits the Sellers to enter a Site to perform environmental work, the parties agree that to the extent the Sellers need to perform any environmental related work at a Site that the Sellers retain the legal rights and obligations with respect to such license.
          32. The parties acknowledge that the Sellers have only begun work on one out of the 8 Stations listed on Schedule 5.7 of the Agreement, which identifies 8 Stations as potentially needing replacement of the tanks, lines and/or pumps located at the Stations. As a result, the parties have agreed that with respect to the 7 Stations that have not received any work, Purchaser shall be entitled to a $2,050,000 deduction in Purchase Price. Attached as Exhibit 5 is a list of the 7 Stations that have not received any work and the Purchase Price Reduction attributable to each of those Stations. With respect to Station #30, Purchaser and Sellers agree that the employees currently performing work on the Station, as listed on Exhibit 6 attached hereto, shall remain employees of the Sellers until the turnover time specified below. Immediately following completion of work, Sellers shall test the underground storage tank and related systems. After such test is conducted, Sellers shall deliver to Purchaser the Tightness Certification pursuant to Section 18.1 of the Agreement. Upon delivery of the Tightness Certification, Sellers agree to inform Purchaser of the turnover time to transfer the employees to Purchaser,

USA Petroleum Corporation
April 30, 2007

which can be the next business day. With respect to Station #30, Purchaser and Sellers further agree that there shall be no Purchase Price reduction.
          33. With respect to Site #811, Sellers confirm that there are no unrecorded leases or agreements affecting the Site, and there is no one in possession of the Site other than Sellers.
          34. Purchaser agrees that Sellers have the option to convert to a new credit card processing system or may request Purchaser, pursuant to the terms outlined in Exhibit 7 attached hereto, to process credit card transactions for the sites retained by Sellers, as listed on Exhibit 7, for a period not to exceed ninety (90) days following Closing.
          35. Purchaser and Sellers have agreed that execution of that certain Assignment, Assumption, Consent and Release Agreement pertaining to the Kinder Morgan pipeline by Sellers shall satisfy the Closing condition outlined in Section 3.4.1.14 of the Agreement requiring the Sellers to have delivered the Kinder Morgan letter.
          36. Sellers and Purchaser agree that in respect to money withheld to cover the potential City and County Transfer Tax obligations in conjunction with assigned Leases, within 30 days of the Closing, any amount withheld and not required to be paid shall be remitted by Escrow Holder, one-half to Purchaser and one-half to Sellers.
          37. Sellers and Purchaser agree that Exhibit 8 attached hereto shall constitute post-Closing Escrow Instructions in addition to other Escrow Instructions contained in the Agreement or this letter agreement.
          38. Purchaser agrees to deposit $100,000 into Escrow to cover any request by Sellers to Purchaser for reimbursement of any (a) prepaid expenses Sellers incurred with respect to the Contracts being assigned to Purchaser pursuant to the Agreement or (b) prepaid expenses (including royalty payments) attributable to the Assets (collectively such prepaid expenses concerning the Contracts or attributable to the Assets are referred to herein as “Prepaid Expenses”). Purchaser and Sellers agree that Escrow Holder will make disbursements from these Escrow funds upon the parties’ mutual agreement and direction to the Escrow Holder to the disbursement for any Prepaid Expenses. To the extent there are excess funds held by Escrow Holder after all disbursements for Prepaid Expenses are made, those excess funds are to be remitted to Purchaser, but in any event not later than 30 days following Closing. To the extent there is a shortage of Escrow funds which is agreed to between the parties, Purchaser shall immediately pay Sellers directly for these approved Prepaid Expenses. Nothing herein or in Article 21 of the Agreement shall limit the time period for Sellers to submit any request to Purchaser for

USA Petroleum Corporation
April 30, 2007

reimbursement of any Prepaid Expense, so long as any such request is submitted not later than 6 months following Closing.
          39. Sellers acknowledge that Purchaser has informed them that Purchaser is assigning management of the New Mexico Sites (Sites 801/901 and 802/902) to Convenience Management Services, Inc. (“CMSI”), a company not affiliated with Purchaser. The employees of Sellers at such Sites shall be offered employment by CMSI, and not by Purchaser or any Affiliate of Purchaser. Sellers and Purchaser agree that the salaries to be offered by CMSI to the employees at such Sites will be the same or better than those paid to such employees by Sellers immediately prior to the Closing, and that CMSI shall provide such employees with employee benefits that are similar to or better than those currently provided by Sellers to such employees immediately prior to the Closing. Purchaser and Sellers acknowledge and agree that, with respect to the employees at such Sites, the covenant set forth in this paragraph 39 shall be in lieu of any and all covenants set forth in Article 16 of the Agreement or elsewhere in the Agreement.
          40. Purchaser and Sellers agree that all personal property tax and final utility prorations and proration payments shall be completed between the two parties outside of Escrow following the Closing promptly after the relevant information becomes available.
          41. Pursuant to Section 3.4.1.9 of the Agreement, Sellers and Purchaser agree to withhold $1,000,000 (rather than the amount of $1,800,000 provided in such Section 3.4.1.9, but such $1,000,000 amount shall otherwise be subject to the provision of such Section 3.4.1.9) in Escrow until all Landlord Consent documents relating to Site 65 are received. Pending the receipt of the Landlord Consent, Sellers and Purchaser mutually agree to enter into an Operating Agreement for Site 65.
          42. Sellers and Purchaser agree to withhold $1,000,000 in Escrow until Purchaser receives and approves a title commitment for Parcel 2 of Station 865.
          43. Sellers and Purchaser acknowledge that the Temporary Liquor Licenses will not be in effect at or prior to Closing for the Sites located in Washington and California and the parties have agreed to enter into a Management Agreement for the Sites located in each of Washington and California to be in effect until the transfer of the Temporary Liquor Licenses is complete.
     This letter agreement shall constitute an amendment to the Agreement and shall be binding upon Purchaser, Sellers and their successors and permitted assigns. Except as modified by this letter agreement, the Agreement remains in full force and effect according to its terms. All references in the Agreement to the “Agreement” and words in the Agreement such as “herein,” “hereof”, “hereunder” and similar words shall refer to the Agreement as amended by this letter agreement. This letter agreement shall be governed by the controlling law and other general provisions of the Agreement which

USA Petroleum Corporation
April 30, 2007

shall apply to this letter agreement the same as if set forth herein and including the provision for counterparts and facsimile execution and transmission.
(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Sincerely,

Tesoro Refining and Marketing Company

By:	/s/ DANIEL J. PORTER

Name: Daniel J. Porter
Title: Senior Vice President, Marketing
Accepted and agreed to by:

USA Petroleum Corporation		Palisades Gas and Wash, Inc.

By:	/s/ MARK CONANT	By:	/s/ MARK CONANT

	Name: Mark Conant		Name: Mark Conant
	Title: President		Title: President

USA Gasoline Corporation		USA San Diego, LLC
By: USA Gasoline Corporation
Its: Managing Member

By:	/s/ MARK CONANT	By:	/s/ MARK CONANT

	Name: Mark Conant		Name: Mark Conant
	Title: President		Title: President